UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*



                                The JPM Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock Par Value $.000067 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  465933-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Kevin Bratton, The JPM Company,
            155 North 15th Street, Lewisburg PA 17837 (570) 524-8532
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the suject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP Number 465933-10-9                                    PAGE 2 of 6




--------- --- -----------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               John H. Mathias
--------- --- -----------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)      [ ]
              (b)      [ ]
--------- --- -----------------------------------------------------------------
3             SEC USE ONLY


--------- --- -----------------------------------------------------------------
4             SOURCE OF FUNDS (See Instructions)

               Not Applicable
--------- ---  ----------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)or 2(e)


--------- --- -----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
--------- --- -----------------------------------------------------------------
                    7        SOLE VOTING POWER                   616,760
 NUMBER OF SHARES
BENEFICALLY OWNED
BY EACH REPORTING
   PERSON WITH
------------------- -------- --------------------------------------------------
                    8        SHARED VOTING POWER                 277,133
------------------- -------- --------------------------------------------------
                    9        SOLE DISPOSITIVE POWER              616,760
------------------- -------- --------------------------------------------------
                    10       SHARED DISPOSITIVE POWER            277,133
------------------- -------- --------------------------------------------------
11             AGGREGRATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

               1,071,584
---------- --- ----------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (See Instructions)


---------- --- ----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.6%
---------- --- ----------------------------------------------------------------
14             TYPE OF REPORTING PERSON (See Instructions)
               IN
---------- --- ----------------------------------------------------------------

SCHEDULE 13D
JOHN H. MATHIAS                                             PAGE 3 of 6

ITEM 1  SECURITY AND ISSUER

     (a)  The JPM Company common stock par vale $.000067 per share.

     (b)  The JPM Company
          155 North 15th Street
          Lewisburg, PA 17837

ITEM 2  IDENTITY AND BACKGROUND

     (a)  John H. Mathias

     (b)  193 Smoketown Road
          Lewisburg, PA 17837

     (c)  Chairman of the Board and Chief Executive Officer
          The JPM Company

     (d) Mr. Mathias has not been convicted during the last five years in any criminal proceedings.

     (e) Mr. Mathias has not during the last five years been a party to any civil proceedings or administrative actions under federal or state securities laws.

     (f)  United States of America

Item 3    Source and Amount of Funds or Other Considerations

     Not Applicable

SCHEDULE 13D
JOHN H. MATHIAS                                             PAGE 4 of 6

ITEM 4 PURPOSE OF TRANSACTION. This amendment to the Schedule 13D is not the result of a specific transaction which in and of itself would cause a material change in ownership, but rather the cumulative effect of various immaterial transactions and changes in the number of shares outstanding. Further,

     (a) Mr. Mathias currently has no plans to purchase a material quantity of additional securities of the issuer. He may also dispose of additional securities of the issuer in compliance with Rule 144 from time to time depending on market condition.

     (b) At this time, Mr. Mathias has no plans or proposals relating to further extraordinary corporate transactions.

     (c) There are no current plans for the sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries.

     (d) There are no current plans to change the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     (e) There are no current plans for any material change in the present capitalization or dividend policy of the issuer.

     (f) Currently there are no other plans for material change in the issuer's business or corporate structure.

     (g) Currently there are no changes in the issuer's charter, bylaws, or other instruments which may impede the acquisition or control of the issuer by any person.

     (h) Currently there is no class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

     (i) Currently there is no class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities and Exchange Act of 1934.

     (j) Currently there no plans for any other actions similar to those enumerated above.

SCHEDULE 13D
JOHN H. MATHIAS                                             PAGE 5 of 6

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

(a)  John  H.  Mathias  currently  beneficially  owns  1,071,584  shares,  which represents 14.6% of the outstanding Company common stock, par value $.000067 per share. Of the 1,071,584 shares, 616,760 shares are owned individually by Mr. Mathias, 77,691 shares are owned by the John H. Mathias Trust, of which John H. Mathias is the sole residuary beneficiary, but as to which he has no voting or dispositive power, 100,000 shares are owned by his spouse, 10,133 shares are owned as tenants in common with his spouse, 142,000 shares are owned as joint tenants with his spouse and 125,000 shares are held in the Smoketown Limited Partnership, of which Mr. Mathias is a partner.

     (b) Mr. Mathias has the sole power to dispose of the 616,760 shares. Mr. Mathias has no voting or dispositive power of the 100,000 shares owned by his spouse or the 77,691 shares owned by the John H. Mathias Trust, as to which Mr. Bruce M. Eckert shares voting and dispositive power as a trustee. Mr. Mathias has shared voting and dispositive power over the 10,133 shares he owns as tenants in common with his spouse, the 142,000 shares he owns as joint tenants with his spouse, and the 125,000 shares held in the Smoketown Limited Partnership, of which he is a partner.

     (c) John H. Mathias gifted 2,000 shares on December 28, 1999. Mr. Mathias purchased 1,000 shares on each of November 16, 1999 and November 22, 1999.

     (d) Currently Mr. Mathias is unaware of any other person known to have the right to receive or the power to direct the receipt of the proceeds from the sale of The JPM Company Securities.

ITEM 6 CONTRACT, ARRANAGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Currently, Mr. Mathias has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securties of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, naming the person with whom such contracts, arrangements, understandings or relationships have been entered into.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable

SCHEDULE 13D
JOHN H. MATHIAS                                             PAGE 6 of 6

SIGNATURE

          After resonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 25, 2000
----------------
Date

/s/ John H. Mathias
-------------------
Signature

John H. Mathias, Chairman and CEO
---------------------------------
Name and Title